AMENDMENT TO PLAN OF DISTRIBUTION
of
THE AMERICAN FUNDS TAX-EXEMPT SERIES II
relating to its
CLASS F SHARES

WHEREAS, The American Funds Tax-Exempt Series II (the "Trust") is a Massachusetts business trust which has a single series, The Tax-Exempt Fund of California (the “Fund”) that offers various classes of shares of beneficial interest; and

WHEREAS, the Trust adopted a Plan of Distribution pursuant to rule 12b-1 under the Investment Company Act of 1940 (the "Plan") for the promotion of the sale of Class F shares of the Fund on certain terms and conditions and subject to certain provisions set forth therein; and

WHEREAS, the Plan was approved by the (i) entire Board of Trustees of the Trust, and (ii) those Trustees who are not interested persons and who have no direct or indirect financial interest in the operation of the Plan or any related agreement; and

WHEREAS, in connection with an offering of a new class of shares by the Fund, Class F shares will be re-named Class F-1 shares;

NOW THEREFORE, the Plan shall be amended as follows:

1.	Effective as of July 30, 2008, the Plan shall be amended to replace all references to "Class F shares" with "Class F-1 shares."

2.	In all other respects the Plan shall continue in full force and effect for the period provided under such Plan or any renewal thereof.

3.	This amendment may be executed in several counterparts, each of which shall be original.

IN WITNESS WHEREOF, the Trust has caused this amendment to be executed by its officers thereunto duly authorized, as of June 16, 2008.

                                                 THE AMERICAN FUNDS TAX-EXEMPT SERIES II

By:           ______________________________
Abner D. Goldstine
President and Principal Executive Officer

By:           ______________________________
Kimberly S. Verdick
Secretary